UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*

                          SeaBright Holdings, Inc.
                            (Name of Issuer)

                       Common Stock, $0.01 Par Value
                       (Title of Class of Securities)

                                   811656107
                                 (CUSIP Number)

                                Steven M. Mariano
                      401 East Las Olas Boulevard, Suite 1650
                       Fort Lauderdale, Florida  33301-4252
                                 (954) 670-2900

                                 With a copy to:
                            Christopher A. Pesch, Esq.
                              Polsinelli Shughart PC
                        161 North Clark Street, Suite 4200
                           Chicago, Illinois 60601-3316
                                 (312) 819-1900

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 December 27, 2011
              (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811656107
1	Names of Reporting Persons. Steven M. Mariano

2	Check the Appropriate Box if a Member of a Group (See Instructions).
        (a) [   ]
        (b) [X]

3	SEC Use Only.

4	Source of funds:  PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)?  [   ]


6	Citizenship of Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7	Sole Voting Power 443,625

8	Shared Voting Power  704,720 (1)

9	Sole Dispositive Power  443,625

10	Shared Dispositive Power  704,720 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person.

	1,148,345 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  [   ]


13	Percent of Class Represented by Amount in Row (11). 5.14% (1) (2)

14	Type of Reporting Person (See Instructions). IN


(1) Patriot National Insurance Group, Inc. (Patriot) holds 704,720 Shares of the Shares reported on this Schedule 13D. As a majority owner, Chairman, President and Chief Executive Officer, of Patriot, Mr. Mariano may be deemed to control Patriot. Thus, both Patriot and Mr. Mariano may be considered to have beneficial ownership of the Shares held by Patriot.

(2) Based on 22,332,549 shares of Common Stock of the Issuer outstanding at November 3, 2011, as reported in quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission (the Commission) on November 4, 2011.

CUSIP No. 811656107

1	Names of Reporting Persons.  Patriot National Insurance Group, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions).
        (a) [   ]
        (b) [X ]

3	SEC Use Only.

4	Source of funds  WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)?  [   ]


6	Citizenship of Place of Organization.  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7  	Sole Voting Power  0

8	Shared Voting Power 704,720 (1)

9	Sole Dispositive Power  0

10	Shared Dispositive Power  704,720 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person.

	1,148,345 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  [   ]


13	Percent of Class Represented by Amount in Row (11).  5.14% (1) (2)

14	Type of Reporting Person (See Instructions).  IC, HC, CO

(1) Patriot holds 704,720 Shares of the Shares reported on this Schedule 13D. As majority owner, Chairman, President and Chief Executive Officer of Patriot, Mr. Mariano may be deemed to control Patriot. Thus, both Patriot and Mr. Mariano may be considered to have beneficial ownership of the Shares held by Patriot.

(2) Based on 22,332,549 shares of Common Stock of the Issuer outstanding at November 3, 2011, as reported in the quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2011, filed with the Commission on November 4, 2011.


Item 1.  Security and Issuer

This statement relates to the beneficial ownership of the Common Stock, $0.01 Par Value, (the Shares) of SeaBright Holdings, Inc., a Delaware corporation (the Company), whose principal executive offices are located at 1501 4th Avenue, Suite 2600, Seattle, Washington 98101-1664.

Item 2.  Identity and Background

  (a) through (c) This statement is filed jointly by the following reporting persons (together, the Reporting Persons) as permitted by Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange
Act of 1934. The Reporting Persons are:

           Steven M. Mariano (Mariano)
           Patriot National Insurance Group, Inc. (Patriot)

The business address of each of the Reporting Persons is 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301-4252.

Mariano is Chairman of the Board of Directors, President and Chief Executive Officer of Patriot, which is a workers' compensation insurance and services company. The principal executive offices of Patriot are located at 401 East Las Olas Boulevard, Suite 1650, Fort Lauderdale, Florida 33301 4252.

   (d) through (e) Each of the Reporting Persons states that the respective Reporting Person has not, during the last five years been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f) Mariano is a citizen of the United States of America. Patriot is formed as a Delaware corporation.


Item 3.	  Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the Shares reported in this Schedule 13D through multiple open market transactions. Shares acquired by Mariano were purchased with personal funds in an aggregate amount of $2,858,450.01 at a weighted average per Share price of $6.44. Shares acquired by Patriot were purchased with working capital in an aggregate amount of $4,877,870.51 at a weighted average per Share price of $6.92. The information from Item 5(c) is incorporated in this Item 3 by reference.

Item 4.  Purpose of Transaction

Each of the Reporting Persons made the purchases noted in Item 3 above for investment purposes. Each of the Reporting Persons will review its investments in the Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, each of the Reporting Persons may determine to:

   *  acquire additional Shares through open market purchases or otherwise;
   * sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Shares through the open market or otherwise; or
   * otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

As part of the ongoing review of each of the Reporting Persons of their respective investment in the Shares, Mariano may have from time to time engage in talks or discussions with various parties, including, without limitation, the Board of Directors of the Issuer, management or representatives of the Issuer, other shareholders of the Issuer and other persons or entities, in each case regarding the affairs and strategic alternatives of the Issuer.
From time to time prior to the date of this filing, Mariano has had talks or discussions with management of Issuer and other shareholders of the Issuer regarding the affairs and strategic alternatives of the Issuer. To the knowledge of the Reporting Persons, none of the matters so discussed have resulted in the Issuer, its Board of Directors or its significant shareholders pursuing any specific course of action.

The Reporting Persons may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, and other general market investment conditions, to pursue various strategic alternatives in respect of their respective investment in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

  * forming and conducting potential strategic developments and plans related to the Issuer;
  *     seeking representation on the Board of Directors of the Issuer;
  * making recommendations to the Board of Directors of the Issuer and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure,articles of incorporation or bylaws or other matters;
  * seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;
  * restructuring and effecting other significant transactions with respect to the Issuer;
  *     participating in a going-private transaction;
  * taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or
  *     providing financing for any of the foregoing.

The Reporting Persons undertake to amend this Schedule 13D to the extent the Reporting Persons definitively intend any plan or proposal to affect such strategic alternatives related to each of the respective investment of the Reporting Persons in the Shares. There can be no assurance, however, that the possible courses of action expressed in this Item 4 will be pursued or, if pursued, will be consummated by either of the Reporting Persons.

Item 5.  Interest in Securities of Issuer

(a) & (b). The information from lines 7-11 of the cover page, inclusive, and line 13 of the cover pages of this Schedule 13D corresponding to each of the Reporting Persons is incorporated in this Item 5 by reference.

(c)	Patriot effected open market purchases of the following amounts of
Shares during the past sixty (60) days through its broker/dealer:

              Date      Amount       Price Per Share*
             ----------------------------------------
             11/18/11   43,512            $6.24*
             11/21/11   47,039            $6.23
             11/22/11   28,355            $6.21
             11/23/11   50,000            $6.33*
             11/25/11   10,168            $6.49
             11/29/11   35,007            $6.47
             12/05/11   25,000            $7.01
             12/06/11   20,000            $7.22
             12/07/11    5,000            $7.05*
             12/08/11   86,613            $7.20
             12/23/11   25,000            $7.42*
             12/27/11   38,172            $7.57
             12/28/11    3,749            $7.48



*Indicates price per Share is the weighted average of multiple transactions executed on the corresponding date.


Mariano effected open market purchases of the following amounts of Shares during the past sixty (60) days through his broker/dealer:

                    Date         Amount     Price Per Share
                   ----------------------------------------
                   11/30/11      20,000          $6.91
                   12/01/11      35,000          $6.87*

*Indicates price per Share is the weighted average of multiple transactions executed on the corresponding date.


(d) 	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) 	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed in this Schedule 13D and solely due to the shared dispositive and voting power of certain of the Shares beneficially owned by the Reporting Persons as a result of the deemed control of Patriot by Mariano due to his position as majority owner, Chairman, President and Chief Executive Officer of Patriot, neither of the Reporting Persons has any contract, arrangement, understanding or relations (legal or otherwise) with any person with respect to the Shares, including but not limited to, transfer or voting of any Shares, finders fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2012	                        STEVEN M. MARIANO

	                                        /s/ Steven M. Mariano


Date: January 6, 2012	                PATRIOT NATIONAL INSURANCE GROUP, INC.

                                        By:  /s/ Steven M. Mariano
                                             Steven M. Mariano, President